(858) 458-3031 and (202) 551-1840

teriobrien@paulhastings.com

brandonbortner@paulhastings.com

October 3, 2021

CONFIDENTIAL TREATMENT REQUESTED BY AVIDXCHANGE HOLDINGS, INC.

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Mitchell Austin
Ms. Jan Woo Ms. Rebekah Lindsey Ms. Kathleen Collins

Re:	AvidXchange Holdings, Inc. Registration Statement on Form S-1 Filed September 17, 2021 CIK No. 0001858257

Ladies and Gentlemen:

On behalf of our client, AvidXchange Holdings, Inc. (the “Company”), we are providing this letter in response to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned via telephone on September 29, 2021 with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement.

The Company respectfully requests confidential treatment for certain portions of this letter pursuant to 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed herein. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter. The Company respectfully requests that the Commission provide timely notice to the undersigned before it permits any disclosure of the bracketed and highlighted information contained in this letter.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

Estimated Preliminary Price Range

The Company advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters for the Company’s proposed initial public offering (“IPO”), the Company currently anticipates an estimated price range of $[***] to $[***] (the “Preliminary Price Range”) for shares of the Company’s common stock, par value $0.001 per share, to be sold in the IPO, with a midpoint of the anticipated range of approximately $[***] per share. This Preliminary Price Range takes into account a 4-for-1 forward stock split of the Company’s common stock, which was effected on September 30, 2021 (the “Stock Split”).

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was derived primarily through discussions among the Company’s Board members, its senior management and representatives of the underwriters. The Preliminary Price Range was based on a number of factors, including prospects for the accounts payable automation software and payment solutions market, the general condition of the securities markets and the valuations of public offerings (including aftermarket performance and the respective stages of development of those issuers as compared to the Company), and significant positive feedback provided by potential investors during the “testing-the-waters” meetings.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the IPO, the final price range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the lead underwriters and will be subject to then-current market conditions and developments impacting the Company.

The spread within the bona fide price range will be no more than 20%. The Company expects to include the bona fide price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***], 2021.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

Summary of Recent Equity Award Grants and Common Stock Valuations

Set forth below is an analysis of all equity awards that have been granted since January 1, 2021 (the “Review Period”). This analysis supplements the discussion of equity-based compensation set forth in the Registration Statement.

The Company periodically grants stock options and restricted stock unit (“RSU”) awards to certain of its employees, directors and consultants. Stock-based compensation expense related to stock-based awards is recognized based on the fair value of the awards granted. As there has been no public market for the common stock of the Company to date, the estimated fair value of the Company’s common stock underlying such awards has been determined by the Board as of each grant date, with input from management, consideration of periodic independent third-party valuations of the common stock (“Valuation Reports”) and the Board’s assessment of additional objective and subjective factors that it believed were relevant at that time, including as applicable:

•	actual and forecasted operating and financial performance of the Company based on management’s estimate;

•	lack of marketability of the Company’s common stock;

•	the rights, preferences and privileges of the Company’s shares of preferred stock relative to those of its common stock;

•	the hiring and retention of key personnel;

•	industry trends and the competitive environment;

•	the likelihood of achieving a liquidity event, such as an IPO or the sale of the Company given prevailing market conditions;

•	overall economic indicators; and

•	the general economic outlook.

In addition to the factors described above, for stock-based compensation awards made during the Review Period, the Board relied on the Valuation Reports summarized in the table below, which were obtained for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with ASC 718, Compensation–Stock Compensation.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

Valuation Report Date	Fair Value Per Share of Common Stock on Date of Valuation Report
November 30, 2020	$12.11 post-split
$48.44 pre-split
May 31, 2021	$12.685 post-split
$50.74 pre-split

The independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Guide”). The Practice Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

As discussed in detail below, the independent third-party valuation firm used both income and market-based approaches to determine the enterprise value of the Company. Once an enterprise value was determined, the enterprise value was then allocated across the Company’s classes of capital stock in order to derive a per share value of the Company’s common stock using one or more of the following methods:

•

Option Pricing Method (the “OPM”). The OPM uses option theory to value the various classes of the Company’s securities in light of their respective claims to the Company’s total stockholders’ equity. In particular, total enterprise value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the liquidation preferences, participation rights, and conversion rights of each class of equity.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the fair value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each class of equity.

Lastly, a discount for lack of marketability (“DLOM”) was applied in each case in order to reflect the lack of a recognized market for the Company’s common stock and the fact that a non-controlling equity interest may not be readily transferable. The DLOM was estimated based on, among other factors, put option models, the nature of the Company’s operations and related risks, and the severity of the restrictions on liquidity of the Company’s common stock.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

November 30, 2020 Valuation Report

In preparing the November 30, 2020 valuation, the valuation firm used the following methods to determine the enterprise value of the Company:

•

as the Company had historical revenues and earnings, which could serve as a basis for the forecasted operating results, and given that management provided cash flow projections through the normalized state of operations as of the applicable valuation date, the discounted debt-free cash flow (“DCF”) method of the income approach was utilized. Under the DCF method, the principal valuation focus is on an entity’s cash-generating capabilities. It utilizes the cash flows available to all investors, both debt holders and equity holders, to derive a business enterprise value (weighted 50%);

•

given the availability of comparable public companies with financial and operating characteristics similar to the Company, the guideline public company method under the market approach was considered (weighted 25%); and

•

concurrent transactions in the Company’s common equity were used to derive an aggregate equity value and this indication of value was included in the Company’s overall weighted aggregate equity value (weighted 25%).

Overall, greater weight was assigned to the DCF method, since the DCF method directly captures the unique contingencies and expectations of the Company, rather than using the expectations for guideline companies.

To allocate the enterprise value among the different classes of equity, the valuation firm utilized a hybrid method which is a combination of the PERM and OPM analyses. The hybrid method was determined to be appropriate because the probability of an IPO was not de minimis as of the valuation date. The valuation firm observed two potential exit scenarios through discussions with the Company’s management: the Company would either: (i) undergo an IPO in [***] ([***]% probability) or (ii) complete a private sale in [***] ([***]% probability). Given that it was possible to reasonably estimate the probabilities of the two scenarios, the hybrid method using the OPM for each scenario was found to be the most appropriate methodology. The significant assumptions used in the hybrid method were: total equity value; price per share of common stock ($[***] (pre-split), based on a recent transaction); breakpoints; type of liquidity event; timing of the liquidity event ([***]); expected volatility; risk-free rate; and dividend yield (0%).

The fair value of the Company’s common stock as of November 30, 2020, applying the hybrid method, was estimated to be $48.44 per share (on a pre-split basis), after applying a DLOM of [***]%.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

May 31, 2021 Valuation Report

In preparing the May 31, 2021 valuation, the valuation firm used the following methods to determine the enterprise value of the Company:

•

as the Company had historical revenues and earnings, which could serve as a basis for the forecasted operating results, and given that management provided cash flow projections through the normalized state of operations as of the applicable valuation date, the DCF method of the income approach was utilized (weighted 66.66%); and

•

given the availability of comparable public companies and transaction targets with financial and operating characteristics similar to the Company, the guideline public company method and the guideline company transactions method under the market approach were both considered (weighted 33.3%).

Overall, greater weight was assigned to the DCF method, since the DCF method directly captures the unique contingencies and expectations of the Company, rather than using the expectations for guideline companies.

To allocate the enterprise value among the different classes of equity, the valuation firm again utilized a hybrid method which is a combination of the PERM and OPM analyses. The hybrid method was determined to be appropriate because the probability of an IPO was not de minimis as of the valuation date. The valuation firm observed two potential exit scenarios through discussions with the Company’s management: the Company would either: (i) undergo an IPO in [***] ([***]% probability) or (ii) complete a private sale in [***] ([***]% probability). Given that it was possible to reasonably estimate the probabilities of the two scenarios, the hybrid method using the OPM for each scenario was found to be the most appropriate methodology. The significant assumptions used in the hybrid method were: total equity value; breakpoints; type of liquidity event; timing of the liquidity event ([***]); expected volatility; risk-free rate; and dividend yield (0%).

The fair value of the Company’s common stock as of May 31, 2021, applying the hybrid method, was estimated to be $50.74 per share (on a pre-split basis), after applying a DLOM of [***]%.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

The following table summarizes the Company’s stock-based compensation awards granted during the Review Period, sorted by grant date and fair market value, showing both the initial pre-Stock Split values and the values after giving effect to the Stock Split. In the case of options in the table listed below, the exercise price per share was equal to the fair market value per share on the grant date.

Grant Type and Date	Total Shares Granted	Fair Market Value Per Share at Grant Date
Incentive Stock Options (ISOs)
2/19/2021	2,038,156 post-split	$12.11 post-split
	509,539 pre-split	$48.44 pre-split
2/24/2021	40,160 post-split	$12.11 post-split
	10,040 pre-split	$48.44 pre-split
6/23/2021	25,000 post-split	$12.685 post-split
	6,250 pre-split	$50.74 pre-split
7/1/2021	15,760 post-split	$12.685 post-split
	3,940 pre-split	$50.74 pre-split
Non-Qualified (NQ) Stock Options
7/1/2021	127,368 post-split	$12.685 post-split
	31,842 pre-split	$50.74 pre-split
Restricted Stock Units (RSUs)
2/19/2021	861,000 post-split	$12.11 post-split
	215,250 pre-split	$48.44 pre-split
2/24/2021	646,372 post-split	$12.11 post-split
	161,593 pre-split	$48.44 pre-split
3/24/2021	83,336 post-split	$12.11 post-split
	20,834 pre-split	$48.44 pre-split
6/23/2021	97,496 post-split	$12.685 post-split
	24,374 pre-split	$50.74 pre-split
7/1/2021	159,872 post-split	$12.685 post-split
	39,968 pre-split	$50.74 pre-split

For equity awards granted on February 19, 2021, February 24, 2021 and March 24, 2021 the Company relied, in part, on the Valuation Report as of November 30, 2020, and for the equity awards granted on June 23, 2021 and July 1, 2021, the Company relied, in part, on the Valuation Report as of May 31, 2021, in each case due to the close proximity in time of the relevant valuation date. The Board also concluded in each case that no material changes had occurred in the business since the date of the relevant Valuation Report for the purposes of assessing the fair market value of the Company’s common stock.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

The Company has not issued stock-based compensation awards with a valuation based on an independent third-party valuation report since July 1, 2021. All awards granted subsequent to July 1, 2021 will have a valuation determined by the price per share to the public of the Company’s proposed IPO.

Other Factors Considered

In arriving at its best judgment of the fair market value of its common stock at each applicable grant date, the Board considered, in addition to the most recent Valuation Report, among other things, a capital asset pricing model and weighted average cost of capital analysis of comparable companies with publicly-traded equity, a discounted cash flow analysis based on projections from management, the most recent transactions in the Company’s common stock, a Black-Scholes option pricing model, discounts for a lack of marketability of the Company’s common stock, and a hybrid valuation allocation method that weighed the probability of a public sale of the Company or an IPO and management’s best estimate of when those transactions might occur.

The increase in the Board’s assessment of the fair value of the Company’s common stock between February 19, 2021 and July 1, 2021 is most attributable to the Company’s recent financial performance, then-current market sentiment and the recent market prices of publicly traded common stock of comparable companies, the Company having taken several steps towards the completion of a potential IPO, including reengaging with underwriters and holding its IPO organizational meeting, and the successful completion or near completion of IPOs for a number of technology companies, suggesting a favorable market for companies similar to the Company in executing and completing IPOs.

Discussion of Preliminary Price Range

The Preliminary Price Range was derived by a quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	input received from the Company’s “testing-the-waters” meetings;

•	an assumption that there would be a receptive public trading market for technology companies such as the Company;

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company;

•	the recent market prices of publicly traded common stock of comparable companies; and

•	current market conditions as described by the Company’s underwriters.

The Company believes that the primary factors that account for the difference between the fair value of the Company’s common stock determined as of May 31, 2021 and the Preliminary Price Range are:

•

the Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability-weighted, in contrast to the Company’s May 31, 2021 valuation, which reflects the potential for alternative future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (the going concern scenario and tender offer scenario), (ii) the discounting to present value for each of the future business values at the future event and (iii) the application of a DLOM;

•

the Preliminary Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount to present value for the IPO and any DLOM;

•

the Company’s progression toward a potential IPO, including the occurrence of the Company’s IPO organizational meeting and subsequent submission of its Registration Statement to the Staff in July 2021;

•

the differences in comparable companies in the accounts payable market discussed between the Company and the underwriters with respect to the underwriters’ view of the initial public offering market and the positioning of the Company for a successful offering, as compared to the narrower set of comparable companies used by the Board in determining the valuations;

•	input received from the underwriters and further feedback from qualified potential investors after “testing-the-waters” meetings; and

•

the valuations obtained by management utilize a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO, such as the valuations of other recently completed public offerings and recent market conditions.

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

October 3, 2021

In addition to above, other factors may have an impact on the fair value of the Company’s common stock, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range determined by the Company and the underwriters.

In light of the Preliminary Price Range and the other factors described in this letter, the Company believes that the fair values determined by the Board for the common stock underlying each equity award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value of the Company’s common stock at each grant date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the Practice Guide.

*    *    *

Please do not hesitate to contact the undersigned at (858) 458-3031 or teriobrien@paulhastings.com or Brandon Bortner of this firm at (202) 551-1840 or brandonbortner@paulhastings.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Teri O’Brien
Teri O’Brien of PAUL HASTINGS LLP

cc:	(via e-mail)

Michael Praeger, Chief Executive Officer, AvidXchange Holdings, Inc.

Ryan Stahl, General Counsel, Senior Vice President, AvidXchange Holdings, Inc.

Teri O’Brien, Esq., Paul Hastings LLP

Brandon J. Bortner, Esq., Paul Hastings LLP

David Ambler, Esq., Cooley LLP

[***] Certain information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.